FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               17 November, 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Interim Results sent to the London Stock Exchange on 17 November 2003 press release

PR0342


            INTERIM RESULTS FOR THE 6 MONTHS ENDED 30 SEPTEMBER 2003

Released: 17 November 2003

-       Good first-half performance delivered across the Group(1):
        -   Customer base grew 13% to 19.2 million (2002 : 17.0 million);
        - Total revenue grew 21% to GBP2,680 million (2002 : GBP2,214 million);
        - EBITDA before exceptionals grew to GBP621 million (2002 : GBP387 million);
        -   Operating profit(2) grew to GBP167 million (2002 : GBP8 million);
-       Group reported its first pre-tax profit, of GBP26 million (2002 :
        GBP(259) million).
-       Group net debt was reduced by GBP55 million, to GBP494 million.

(1) Continuing operations. Comparative period is 6 months to 30 September 2002.
(2) Before goodwill and exceptional items.

Peter Erskine, Chief Executive of mmO2 plc, commented:

"In the first half, mmO2 delivered further revenue and profit growth, across all our businesses. Our 15% service revenue growth in the UK and 15% EBITDA margin in Germany were the highlights of a good all-round operational performance, which reflected the success of O2's compelling, brand-driven, customer propositions.

"We are pleased to report our first pre-tax profit, almost exactly two years after the demerger, and to again deliver positive cash-flow and a reduction in our net debt. This reflects the single-minded focus on profitable growth, operational improvement, and financial discipline that we committed to at the time of the demerger.

"In the second half we expect intense competition in our two main markets, but we are aiming to build on what we achieved in the first half, and deliver our full-year growth and margin targets. Initiatives such as Airwave, the Tesco Mobile joint-venture, the new pan-European mobile alliance, and the restructuring of our central functions, will help us to maintain our operational and financial momentum across the Group"

                                                                 Six months        Six months
                                                                      ended             ended   Year ended 31
                                                              30 Sept. 2003     30 Sept. 2002      March 2003
                                                                       GBPm              GBPm            GBPm
Turnover (3)                                                          2,680             2,214           4,611
EBITDA before exceptional items (3)                                     621               387             858
Operating profit/(loss) pre goodwill and exceptionals (3)               167                 8             (18)
Profit/(loss) on ordinary activities before taxation                     26              (259)        (10,203)
Net debt                                                                494               609             549

(3) Continuing operations.


PERFORMANCE HIGHLIGHTS - FIRST HALF
(Comparative period: 6 months to 30 Sept. 2002)

O2 UK:

-      Total customer base grew by 10% to 12.6 million
-      Service revenue grew by 15% to GBP1,534 million
-      EBITDA before exceptionals grew by 23% to GBP482 million
-      EBITDA margin increased to 29.2% (2002 : 26.6%)
-      Capital expenditure increased to GBP217 million (2002 : GBP148 million)

O2 Germany:

-      Total customer base grew by 22% to 5.25 million, of which 57% post-pay
-      At constant exchange rates, service revenue grew by 33%
- EBITDA before exceptionals increased to GBP109 million (2002 : GBP1 million)
-      EBITDA margin improved to 15.1% (2002 : 0%)
-      Capital expenditure increased to GBP132 million (2002 : GBP57 million)

O2 Ireland:

-      At constant exchange rates, service revenue grew by 10%
- EBITDA before exceptionals increased to GBP103 million (2002 : GBP72 million)
-      EBITDA margin improved to 39.6% (2002 : 33.5%)

 Airwave:

- Roll-out on track, with service delivered to more than 50% of UK's police forces
-      Capital expenditure increased to GBP158 million (2002 : GBP69 million)
-      Revenue more than doubled to GBP25 million

OPERATIONAL HIGHLIGHTS - SECOND QUARTER

Group:

-      Customer base grew by 3% quarter-on-quarter, to 19.2 million
-      535,000 net new customers added (Q1 : 504,000), of which 63% post-pay

O2 UK:

-      315,000 net new customers added (Q1 : 258,000), of which 147,000 post-pay
-      Blended ARPU was GBP259, 4.9% higher than at the start of the year
-      Contract churn reduced to 26% (Q1 : 27%)

O2 Germany:

-      214,000 net new customers added (Q1 : 225,000), of which 186,000 post-pay
-      Blended ARPU was EUR354, 4.1% higher than at the start of the year

O2 Ireland:

-      Customer base stable at 1.27 million
-      Blended ARPU was EUR551 (Q1 : EUR545)

Mobile data:

-      Data as a proportion of service revenue 19.2% (Q1 : 18.1%)
-      Total SMS sent grew by 6.4% in the quarter to 2.577 billion
- Total number of GPRS revenue generating connections increased to 1.16 million

SUMMARY FINANCIAL DATA

Turnover

                                                                Six months   Six months
                                                                     ended        ended   Year ended
                                                              30 September 30 September     31 March
                                                                      2003         2002         2003
Continuing operations                                                 GBPm         GBPm         GBPm
O2 UK                                                                1,651        1,472        3,025
O2 Germany                                                             719          483        1,060
O2 Ireland                                                             260          215          442
Airwave                                                                 25           12           16
Manx                                                                    25           23           48
O2 Online & Products O2                                                 54           43           93
Eliminations                                                           (54)         (34)         (73)
Group total                                                          2,680        2,214        4,611


EBITDA before exceptional items

                                                                Six months
                                                                     ended   Six months   Year ended
                                                              30 September 30 September     31 March
                                                                      2003         2002         2003
Continuing operations                                                 GBPm         GBPm         GBPm
O2 UK                                                                  482          391          837
O2 Germany                                                             109            1           27
O2 Ireland                                                             103           72          157
Airwave                                                                (15)          (6)         (23)
Manx                                                                    11            9           19
O2 Online & Products O2                                                (25)         (37)         (73)
Central resources                                                      (44)         (43)         (86)
Group total                                                            621          387          858


Operating profit/(loss)

                                                                Six months   Six months
                                                                     ended        ended   Year ended
                                                              30 September 30 September     31 March
                                                                      2003         2002         2003
                                                                      GBPm         GBPm         GBPm
O2 UK                                                                  243          196          359
O2 Germany                                                             (35)        (121)        (235)
O2 Ireland                                                              67           39           88
Airwave                                                                (23)         (11)         (34)
Manx                                                                     8            6           12
O2 Online & Products O2                                                (49)         (58)        (122)
Central resources                                                      (44)         (43)         (86)
Operating profit/(loss) before goodwill and exceptional items from
continuing operations                                                  167            8          (18)
Operating loss from discontinued operations                             (1)         (49)         (86)
Exceptional items                                                        -            -       (8,300)
Goodwill amortisation                                                 (101)        (187)        (374)
Group operating profit/(loss)                                           65         (228)      (8,778)
Share of operating (loss)/profit of associates and joint ventures       (2)           2            5
Loss/provision for loss on sale of O2 Netherlands                       (5)           -       (1,364)
Net interest                                                           (32)         (33)         (66)
Tax                                                                     (3)         (18)          55
Retained profit/(loss) for the period                                   23         (277)     (10,148)


Capital expenditure

                                                                Six months   Six months
                                                                     ended        ended   Year ended
                                                              30 September 30 September     31 March
                                                                      2003         2002         2003
Continuing operations                                                 GBPm         GBPm         GBPm
O2 UK                                                                  217          148          362
O2 Germany                                                             132           57          141
O2 Ireland                                                              24           27           59
Airwave                                                                158           69          163
Manx                                                                     1            2            7
O2 Online & Products O2                                                  7           19           21
Central resources                                                        -            1            1
Group total excluding 3G licence                                       539          323          754
Irish 3G licence                                                         -           73           73
German network sharing agreement                                         -            -           58
Group total                                                            539          396          885

GROUP FINANCIAL RESULTS

Total revenue from continuing operations grew by 21% in the first half to GBP2,680 million. At constant exchange rates, revenue growth was 17%. First half EBITDA increased by 60% to GBP621 million, and the Group EBITDA margin was 23.2%, compared to 17.5% in the first half last year.

Group operating profit before goodwill and exceptionals, from continuing operations, was GBP167 million in the first half, up from GBP8 million last year. There were no operating exceptional items in the period, and Group operating profit after goodwill amortisation was GBP65 million, compared to a loss of GBP(228) million last year. No UMTS licence amortisation was charged in the first half. The net interest charge was GBP32 million, in line with the first half last year.

For the first time since demerger, in the first half the Group reported a profit before tax, of GBP26 million, compared to a loss of GBP(259) million in the previous year. Basic earnings per share was 0.3 pence, compared to a loss of (3.2) pence in the first half last year.

Capital expenditure, cash flow and net debt

Total capital expenditure, excluding UMTS licences, increased by GBP216 million in the first half, to GBP539 million, reflecting acceleration of the Airwave investment programme, and higher UMTS network spending in the UK and Germany. Group net debt fell by GBP55 million in the half year, with the growth in EBITDA more than offsetting the increase in capital expenditure. Net debt at the end of the half year was GBP494 million, compared to GBP549 million at the start of the period, and GBP609 million at the end of the first half last year.

The financial profile of the Group at the end of the half year reflects the significant improvements achieved in the past two years. As well as lower than expected capital expenditure and net debt, visibility of sustainable positive earnings and cash flow is emerging ahead of expectations at the time of demerger.

STRATEGIC AND OPERATIONAL HIGHLIGHTS

Airwave roll-out passed mid-point

The roll-out of the Airwave network continued on track, and by mid-October the service had been delivered to more than 50% of the UK's police forces, including London's Metropolitan Police. The service is scheduled to be delivered to the remaining police forces by the end of 2005. Bids were submitted for the national contracts to supply the UK fire and ambulance services.

Tesco Mobile joint-venture launched

In early June, O2 UK and Tesco plc announced the creation of a new 50:50 joint-venture, Tesco Mobile, to sell exclusively Tesco branded mobile services in Tesco stores across the UK. For O2, the joint-venture is an effective way of reaching important new customer segments, through one of the UK's most powerful retail channels. Over the first two years of operation O2 and Tesco will each invest GBP8 million in the joint-venture, which is expected to grow towards two million customers.

The service was launched in late September, just over three months after the agreement was signed, offering a flat rate pre-pay tariff for voice calls and text messages, supermarket style offers, and the chance to earn Clubcard points when buying handsets and call time. Initially offered with a choice of five handsets, available in 73 Tesco Extra stores, the service has now been rolled out to 500 Tesco stores and Tesco.com, with up to eight handsets available. Initial customer take-up of Tesco Mobile has been encouraging.

Pan-European mobile alliance formed

On 1 October mmO2 and six other leading independent mobile operators announced the formation of a new mobile alliance to provide seamless, enhanced voice and data solutions for businesses and consumers across Europe. The alliance addresses more than 40 million customers in nine territories, and aims to drive revenue growth by being quick to market with new, innovative cross-border products and services, and to enhance operating efficiencies by co-operating on initiatives including technology, sourcing and sales. The alliance includes only one representative per country, which eliminates the complexities that can arise with multiple in-country partners.

Customers will benefit from progressively introduced services such as seamless GPRS and MMS connectivity across members' networks, and simple access to home services such as voice-mail and short-code based customer services. In a phased approach, corporate customers will be offered highly competitive, flat rate price plans for voice and data services. In addition, alliance members will introduce a pre-pay top-up service, allowing customers to top up their credit quickly and easily when travelling in member countries. As the alliance develops, it will expand to cover other key regions.

Restructuring of central functions initiated

In early October the Group initiated a project to transfer the O2 Online, Products O2 and certain other central functions to the operating businesses, aiming to simplify lines of management, reduce costs, and improve speed of execution. These changes will move significant resources closer to the customer, and enhance the capabilities of the operating businesses. It is anticipated that up to 200 positions will become redundant as a result of the restructuring, which is expected to generate annual cost savings of GBP40-45 million, and give rise to an exceptional charge of GBP65-75 million in the second half.

New mobile data products and services launched

The Group maintained its strong position in the developing market for mobile data services, launching a number of targeted customer applications and devices.

In June the Group introduced O2 Active, a branded, colour icon menu that offers new and existing customers a simple means to access and navigate the growing range of mobile data and multimedia services that are available. Accessible to both pre-pay and contract customers, O2 Active consists of specially designed, intuitive icons that guide customers to services such as multimedia messaging, games, video clips, information and alerts.

Several O2 branded devices were announced during the first half, including the Xda II, the leading multi-function wireless PDA, launched just after the end of the half year. Building on the success of the original Xda, the Xda II includes a high-quality built-in camera, tri-band functionality, Bluetooth capability, and a tailored O2 Active menu that guides customers to services such as full internet browsing, personal e-mail, multimedia messaging, colour games, video, music, information and alerts.

O2 also announced the launch of an exclusive branded handset, the X1, into the Christmas market in all three territories. This is a lightweight, stylish clam-shell device, offering customers excellent value, and filling a gap identified in the device market. As well as a high-resolution colour screen and rotating integrated camera, the GPRS-enabled X1 runs O2 Active and is delivered with pre-installed Java games.

Just after the end of the half-year O2 launched its mobile video service in the UK, which enables customers to download or stream video content over its existing data network. In addition to exclusive Rugby World Cup clips, the service offers a range of other content from leading providers, including news, music, comedy, fashion and sport, to appeal to a broad audience. Accessed via the O2 Active menu, the service is the first of its kind in the UK, and will be extended to Germany and Ireland during the second half.

During the first half the Group completed trials of the industry's first "music over mobile" service, which will enable customers to select, retrieve and store music via their GPRS enabled handsets, using a specially designed "O2 music player". A number of the largest music providers in the world provided content for the successful trial, and the service is expected to be launched imminently.

Sale of O2 Netherlands completed

On 3 June mmO2 completed the sale of O2 (Netherlands) BV, its wholly owned Dutch subsidiary, to Greenfield Capital Partners, for EUR25 million in cash.

BUSINESS REVIEW

O2 UK

Interim results

O2 UK delivered strong growth in the first half, with service revenue up 15% year-on-year, to GBP1,534 million, and total revenue 12% ahead, at GBP1,651 million. EBITDA increased by 23% to GBP482 million and the first half margin improved to 29.2%, from 26.6% in the first half last year. The first half operating profit, before exceptionals and goodwill, grew by GBP47 million, to GBP243 million. Capital expenditure was GBP217 million, GBP69 million higher than the previous year, reflecting increased UMTS investment.

Revenue growth was driven both by strong customer growth and by higher ARPU.
The total customer base at the end of the first half was 12.6 million, 10% higher than at the same time last year. The proportion of contract customers increased to 34.3%, from 33.4% the previous year. Blended ARPU at the end of the first half was GBP259, which was 8.8% higher than at the same time last year and 4.9% higher than at the beginning of the current year. The service revenue growth rate was reduced by the first RPI-15% termination rate cut imposed by the regulator, which took effect at the end of July.

The proportion of revenue accounted for by direct subscriber acquisition and retention costs fell to 15.8%, from 17.9% in the first half last year, with an increase in total retention cost more than offset by a lower total acquisition cost. The EBITDA margin before SAC and SRC rose to 45%, from 44.5% in the first half last year. At the same time O2 UK undertook significant revenue re-investment in order to exploit the growth opportunities created by the current strength of O2's customer proposition. This included additional marketing and customer service capabilities, and expansion and upgrading of the direct channels. These additional customer investment costs were partially offset by reduced network and overhead costs. Network quality continued to improve in the first half, with a significant improvement reported in call success rates.

Higher investment in UMTS networks and the major upgrade of O2 UK's customer relationship management (CRM) system, which again accounted for more than 20% of
total investment, drove the increase in O2 UK's capital expenditure.   CRM
system capabilities implemented during the first half included direct connection in-store for contract consumers acquired through the retail channel, increasing the speed of connection and activation of these customers. Further major enhancements to O2 UK's customer service and billing capabilities are on track for introduction in the second half.

Second quarter key performance indicators

A total of 315,000 net new customers were added in the quarter, of which 147,000 were contract customers. Contract ARPU improved to GBP508, from GBP504 in the first quarter, reflecting O2 UK's success in the high value contract consumer market. The launch of O2 Active supported the strategy of attracting high-value contract customers, as well as generating revenue from portal page impressions and a wide range of downloads. In addition, initiatives including the "Best for Business" campaign succeeded in attracting customers in the SME segment. Contract subscriber acquisition costs remained in line with last year.

Contract churn improved again, to 26%, from 27% in the first quarter and 29% in the second quarter of the previous year. Roll-out of new CRM system capabilities to customer advisors has enabled improved targeting of retention offers, to meet identified customer needs. The strong appeal of the O2 brand, and the competitiveness of O2's cross-network tariff packages and value bundles, has generated higher customer loyalty.

The pre-pay base also grew strongly in the quarter, with 168,000 net new customers added, taking the total pre-pay base to nearly 8.3 million. The improvement in pre-pay ARPU over the past 12 months continued in the second quarter, with pre-pay ARPU growing 3.9% quarter-on-quarter to GBP133, 19% higher than the second quarter last year. Careful targeting of tariff propositions and handset mix succeeded in attracting high value pre-pay customers, particularly in the youth market. The continuing development of "Bolt-on" packages kept the pre-pay offer fresh, with O2 Home, launched in October, being the most recent addition to the "Bolt-on" portfolio. Other targeted initiatives included international direct-dial roaming, offered in conjunction with a "Euro" Bolt-on, which significantly increased pre-pay roaming revenue. Pre-pay subscriber acquisition costs and pre-pay churn were both in line with the previous quarter.

The importance of O2's own channels continued to increase, and accounted for 40% of sales in the second quarter, compared to less than 30% in the second quarter last year. A further 21 retail stores were opened during the quarter, taking the portfolio to 222 stores. A good balance of independent channels was also maintained, with the strong trading relationships in place delivering significant volumes of high value customers.

The rate of growth of mobile data increased again in the quarter, following the seasonal slow-down seen in the first quarter. The total number of text messages sent in the quarter increased by 7.6% quarter-on-quarter, to 1.86 billion, maintaining O2 UK's market leadership in SMS. Data as a proportion of service revenue grew to 19.4%, from 18.3% in the first quarter. There were 525,000 GPRS revenue-generating customers at the end of the quarter, 22% more than at the end of the first quarter. More than 1.6 million picture messages were sent by O2 UK customers, compared to 925,000 in the first quarter, and 643,000 in the whole of last year.

O2 Germany

Interim results

O2 Germany delivered strong growth in the first half, and substantial operational and financial improvements. Service revenue grew by 47%, to GBP645 million (at constant exchange rates, service revenue growth was 33%) and total revenue was GBP719 million (EUR1,026 million, 34% higher than last year). EBITDA grew to GBP109 million, from break-even in the first half last year, and the first half EBITDA margin was 15.1%.

The operating loss before exceptionals and goodwill was reduced to GBP(35) million, from GBP(121) million in the first half last year. Capital expenditure in the half year increased by GBP75 million, to GBP132 million, due to increased investment in the UMTS network roll-out, to meet the licence requirement for 25% population coverage by the end of 2003. The UMTS investment programme accounted for approximately half of total capital expenditure, with the remainder split evenly between IT and the 2G investment.

In the first half, O2's share of German mobile market revenue increased by approximately 1.5% year-on-year, to over 9.5%. O2 Germany's customer market share grew to approximately 8.4%, up from 7.5% at the end of the first half last year.

Revenue growth was driven by both customer numbers and higher ARPU. The customer base grew by 22% year-on-year, to 5.25 million at the end of the first half, of which 57% were contract customers, compared to 52% a year earlier. The proportion of contract customers in O2's base is the highest in the German market. Blended ARPU was EUR354, which was 5.4% higher than at the same time last year and 4.1% higher than at the start of the year.

O2's success in the contract market continued to be driven by the unique Genion Homezone service. At the end of the first half 68% of contract customers subscribed to this high ARPU service, which provides high quality indoor coverage and differentiated call tariff options based on location. O2 Germany also delivered success in the business market, with a highly targeted sales approach driving 30% growth in business customer numbers, and almost 20% growth in business customer ARPU.

Subscriber acquisition and retention costs accounted for 19.2% of total revenue in the first half, compared to 17.1% in the first half last year, and 21.9% in the second half. O2 Germany's EBITDA margin before SAC and SRC increased to 34.3% from 17.3% in the first half last year and 26.4% in the second half. As well as strong revenue growth, O2 Germany's major EBITDA margin improvement was driven by significant reductions in operating costs, including network, IT and central overhead costs.

O2's customer base continues to comprise 100% direct customers, with no service provider customers. As well as the revenue enhancing opportunities created by having a direct relationship with the customer, this significantly improves the overall customer economics, by allowing O2 to retain the full margin, not just the wholesale portion.

Second quarter key performance indicators

214,000 net new customers were added, taking the total customer base to 5.25 million at the end of the quarter. Of the total net new additions in the quarter, 186,000 were contract customers, with these mainly signing up for the O2 Genion Homezone service.

Pre-pay and post-pay ARPU both continued to improve, with post-pay up to EUR538, from EUR535 in the first quarter, and pre-pay up to EUR133, from EUR131. Blended ARPU was EUR354, which was 4.1% higher than at the start of the year. Contract SAC was stable. Contract churn increased slightly, in line with expectations, reflecting the increasing maturity of the contract customer base. Pre-pay churn was stable, and there was a significant reduction in the pre-pay SAC in the quarter.

Data revenue growth accelerated, with non-SMS services making a significant contribution to this. SMS volumes grew by 4.4% but data's share of service revenue increased to 19.1%, from 18.2% in the first quarter. Almost 17% of O2 Germany's customer base used non-SMS data during the quarter, compared to 14% in the first quarter. This growth was driven by new propositions such as O2 Active packs, with targeted flat-rate tariffs e-for mail and mobile internet. The number of picture messages sent increased to 953,000 from 669,000 in the first quarter.

O2 Ireland

Interim results

O2 Ireland delivered a strong operational and financial performance in the first half. Service revenue grew by 22% year-on-year to GBP247 million (at constant exchange rates, service revenue growth was 10%) and total revenue in the half year was GBP260 million.

First half EBITDA grew to GBP103 million, from GBP72 million last year, and the EBITDA margin improved to 39.6%, from 33.5%. Operating profit before exceptionals and goodwill increased to GBP67 million in the first half, from GBP39 million last year. The operating profit margin increased to 25.8%, from 18.0% the previous year.

Service revenue growth was driven both by increased customer numbers and by ARPU improvement. The customer base grew by 6.3% year-on-year, and blended ARPU increased by 1.7% from the same time last year, to EUR551.

Revenue growth in the first half was driven by the continued success of new contract tariffs launched earlier in the year, which also increased demand for "add-on" text and voice call offers, and by the introduction of a range of targeted new services. These included the O2 "All-Ireland" service, the first in the Irish market, which effectively abolishes roaming charges between the Republic of Ireland and Northern Ireland for contract customers.

O2 Ireland's customers' average voice call usage was 192 minutes per month, 67% higher than the average in the UK. However blended ARPU in Ireland was only 44% higher than in the UK, demonstrating the competitive price per minute offered by O2 Ireland to its customers. Minutes of use in the first half grew by 2.1% compared to the second half of last year. At the same time blended ARPU grew by only 0.9%, reflecting a further reduction in price per minute for the customer in the first half.

Full Mobile Number Portability was introduced in July, and O2 Ireland launched a range of acquisition and retention initiatives, which resulted in a net gain in porting contract customers by the end of the first half.

Roll-out of the UMTS network continued, and is on target to achieve the licence requirement for 30% population coverage by the end of December 2003.

In July O2 Ireland signed a voluntary two-year mobile termination rate reduction agreement with the Irish regulator, ComReg. This commits O2 Ireland to reduce termination rates by CPI-8% on average for each of the next two years, and will ensure that O2 Ireland's termination rates will remain in the bottom quartile of rates in the EU.

Second quarter key performance indicators

The customer base was stable in the quarter at 1.27 million, of which 29.3% were contract customers. Contract ARPU was EUR1,037, EUR13 higher than in the first quarter. Contract churn was stable and there was a reduction in the contract subscriber acquisition cost in the quarter. Pre-pay ARPU was EUR349, EUR7 higher than in the first quarter. Pre-pay SAC and churn were both in line with the previous quarter. Data as a proportion of service revenue increased to 18.4%, from 16.1% in the first quarter.

O2 Airwave

The roll-out of the Airwave network continued on track, and by mid-October the service had been delivered to more than 50% of the UK's police forces, including London's Metropolitan Police. Capital expenditure was GBP158 million in the first half, reflecting the rapid pace of the roll-out in the current year. The service is scheduled to be delivered to the remaining police forces by the end of 2005. Revenue in the first half more than doubled, to GBP25 million. The first half EBITDA loss was GBP(15) million, compared to GBP(6) million last year, reflecting the costs associated with the peak phase of network roll-out.

O2 Airwave is also licensed by the DTI to offer its secure TETRA-based service to around 100 other defined Public Safety Users in the UK, and in the first half additional contracts were won, with the UK Atomic Energy Authority and US
military installations.   O2 Airwave is currently bidding for national contracts
to supply the UK fire and ambulance services.

Manx Telecom

Manx had 67,000 mobile customers at the end of the first half, 26% higher than at the same time last year, reflecting the addition of 14,000 net pre-pay customers. Revenue was GBP25 million in the first half, up from GBP23 million in the previous year. Operating profit also increased by GBP2 million, to GBP8 million. The operating margin improved to 32%, from 26% in the first half last year. Capital expenditure was GBP1 million, compared to GBP2 million in the first half and GBP7 million in the full year last year. Manx launched wholesale SMS services during the first half, which more than doubled the volumes of text messages generated.

OUTLOOK

In the second half the Group will maintain its current focus on growing its network operating businesses, targeting high value customer segments. At the same time it will continue to improve the operational and financial performance of these businesses, and maintain the balance between revenue growth and margin enhancement. The Group believes that its O2 brand, targeted customer propositions, and continuing operational momentum will enable it to achieve further progress in all its markets.

O2 UK service revenue growth is expected to slow in the second half, as the UK market becomes more competitive. In addition, a second termination rate cut imposed by the regulator is expected to take effect during the period. However O2 UK continues to target service revenue growth of at least 10% in the full year, delivered in tandem with a full-year EBITDA margin of 30%.

Competition in the German market is expected to continue to be intense in the second half. However O2 Germany aims to build on the strong and sustainable position it has developed over the past two years, to drive further market share growth, and deliver a full-year EBITDA margin in the mid-teens.

Group capital expenditure in the second half is expected to be slightly higher than in the first half, due to increased investment in UMTS network development. Full-year capital expenditure is expected to be in the range GBP1.2 billion - GBP1.25 billion, in line with previous guidance.

The Group expects to satisfy the relevant regulatory requirements regarding UMTS network coverage in Germany and Ireland. The launch of commercial UMTS services will depend on the Group's ability to use this technology to offer an acceptable level of service to O2's customers, including availability of attractive, functional handsets and satisfactory network quality. Commercial launch of UMTS services is currently expected in the second half of calendar 2004.

Cautionary statement Regarding Forward-Looking Statement

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

- our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;

-        our annual report and accounts and half-yearly reports;

-        our press releases and other written materials; and

- oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," " anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might, " "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned sections.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares and ADSs.

The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.


Interim statement for the six months ended 30 September 2003

Group profit and loss account
Six month period ended 30 September 2003 (unaudited)

                                                                    Six months   Six months
                                                                      ended 30     ended 30   Year ended
                                                                     September    September     31 March
                                                             Note         2003         2002         2003
                                                                          GBPm         GBPm         GBPm
Turnover: group and share of joint ventures and associates               2,794        2,408        5,020
Group's share of joint ventures and associates turnover                    (66)         (67)        (146)

Group turnover                                                  2        2,728        2,341        4,874

Group turnover analysed between:
Continuing operations                                                    2,680        2,214        4,611
Discontinued operations                                                     48          127          263

Net operating expenses (including exceptional items)                    (2,663)      (2,569)     (13,652)

EBITDA before exceptional items                                            621          378          859
Depreciation before exceptional items                                     (449)        (405)        (932)
Amortisation before exceptional items                                     (107)        (201)        (405)

Operating profit/(loss) before exceptional items                            65         (228)        (478)
Exceptional items                                               4            -            -       (8,300)

Group operating profit/(loss)                                   3           65         (228)      (8,778)

Group operating profit/(loss) analysed between:
Continuing operations                                           3           66         (162)      (8,658)
Discontinued operations                                         3           (1)         (66)        (120)

Group's share of operating (loss)/profit of joint ventures and              (2)           2            5
associates

Total operating profit/(loss)                                               63         (226)      (8,773)

Provision for loss on sale of business                                       -            -       (1,364)
Loss on sale of business - discontinued operations                          (5)           -            -

Loss on sale of business analysed between:
Total loss on sale of business                                  4       (1,369)           -            -
Less provision recognised in the year ended 31 March 2003       4        1,364            -            -

Net interest payable and similar charges                                   (32)         (33)         (66)

Profit/(loss) on ordinary activities before taxation                        26         (259)     (10,203)
Tax on profit/(loss) on ordinary activities                     5           (3)         (18)          55

Retained profit/(loss) for the period                                       23         (277)     (10,148)

Basic and diluted earnings/(loss) per share (pence)             6          0.3         (3.2)      (117.0)


EBITDA is our earnings before interest, tax, depreciation, amortisation and exceptional items, excluding our share of operating profits and losses of our associates and joint ventures. EBITDA is not a measure of financial performance under UK or US GAAP and may not be comparable to similarly titled measures of other companies, because EBITDA is not uniformly defined. EBITDA should not be considered by investors as an alternative to Group operating profit/(loss) or profit/(loss) on ordinary activities before taxation as an indication of operating performance, or as an alternative to cash flow from operating activities as an indication of cash flows. EBITDA is one of the key financial measures used by the Group for evaluating financial performance.



Group statement of total recognised gains and losses
Six month period ended 30 September 2003 (unaudited)

                                                             Six months    Six months
                                                               ended 30      ended 30   Year ended
                                                              September     September     31 March
                                                                   2003          2002         2003
                                                                   GBPm          GBPm         GBPm

Profit/(loss) for the financial period                               23           (277)    (10,148)
Currency translation differences arising on foreign currency net     75            284       1,333
investments in subsidiaries

Total gains and losses relating to the period                        98              7      (8,815)



Group balance sheet
As at 30 September 2003 (unaudited)

                                                                      Note  30 September     31 March
                                                                                    2003         2003
                                                                                   GBPm          GBPm
Fixed assets
Intangible assets                                                                  7,524         7,582
Tangible assets                                                                    3,959         3,875
Investments                                                                            6             3
                                                                                  11,489        11,460
Current assets
Stocks                                                                                71            73
Debtors                                                                            1,067           924
Investments                                                                          927           848
Cash at bank and in hand                                                              41            68
                                                                                   2,106         1,913
Creditors: amounts falling due within one year                                    (1,703)       (1,572)

Net current assets                                                                   403           341

Total assets less current liabilities                                             11,892        11,801

Creditors: amounts falling due after more than one year                           (1,441)       (1,451)
Provisions for liabilities and charges                                              (287)         (284)

Net assets                                                                        10,164        10,066

Capital and reserves
Called up share capital                                                  9             9             9
Other reserves                                                           9        11,580        12,087
Profit and loss account                                                  9        (1,425)       (2,030)
Equity shareholders' funds                                                        10,164        10,066


Reconciliation of operating profit to operating cash flows
Six month period ended 30 September 2003 (unaudited)
                                                                 Six months   Six months
                                                                   ended 30     ended 30    Year ended
                                                                  September    September      31 March
                                                                       2003         2002         2003
                                                                       GBPm         GBPm         GBPm
Group operating profit/(loss)                                            65         (228)      (8,778)
Depreciation and amortisation charges                                   556          606        9,637
Loss on disposal of fixed assets                                          1            7            8
Increase in stocks                                                       (2)         (24)          (5)
(Increase)/decrease in debtors                                         (203)          39          166
Increase in creditors                                                   157          104           58
Increase/(decrease) in provisions                                         5          (55)         (53)

Net cash inflow from operating activities                               579          449        1,033


Group cash flow statement
Six month period ended 30 September 2003 (unaudited)


                                                         Note    Six months   Six months
                                                                   ended 30     ended 30   Year ended
                                                                  September    September     31 March
                                                                       2003         2002         2003
                                                                       GBPm         GBPm         GBPm
Cash inflow from operating activities                                   579          449        1,033
Returns on investments and servicing of finance                         (24)         (14)         (63)
Taxation                                                                 (7)           -           (4)
Capital expenditure and financial investment                           (480)        (411)        (868)
Acquisitions and disposals (six months
to 30 September 2003:                                                    (5)           -            -
net of GBP10 million cash disposed of with O2 Netherlands)

Cash inflow before management of liquid resources and
financing                                                   7            63            24          98
Management of liquid resources                                          (80)           88          (3)
Financing                                                               (10)          (40)        (47)

(Decrease)/increase in cash in the period                 7,8           (27)           72          48


Group net debt
As at 30 September 2003 (unaudited)

                                                         Note                30 September    31 March
                                                                                     2003        2003
                                                                                     GBPm        GBPm
Cash at bank and in hand                                                               41          68
Current asset investments                                                             927         848
                                                                                      968         916
Euro medium term notes (net of issue costs)                                        (1,028)     (1,015)
Loan notes                                                                            (17)        (19)
Obligations under hire purchase contracts                                            (379)       (390)
Other loans and borrowings                                                            (38)        (41)

Net debt                                                  7,8                        (494)       (549)


1.      Basis of preparation

The interim statement is prepared in accordance with the accounting policies expected to apply for the financial year ending on 31 March 2004. These policies are unchanged from those set out in the Annual Report and Financial Statements of the Group for the year ended 31 March 2003.

The interim statement is unaudited and does not constitute statutory financial statements, but has been reviewed by the auditors whose report is reproduced on page 20. The interim statement for the six months ended 30 September 2003 was approved by the Directors on 14 November 2003.

The Group profit and loss account, statement of total recognised gains and losses and the cash flow statement for the year ended, and the balance sheet and statement of net debt as at, 31 March 2003 as presented in this interim statement are extracts from the statutory financial statements for that period, which have been delivered to the Registrar of Companies. The report of the auditors on the financial statements for the year ended 31 March 2003 was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

Certain amounts reported in prior periods have been reclassified to conform to the current period presentation.

2.      Segmental analysis
                                                                                      Operating
                                                                                        (loss)/
                                                                                      profit of       Total
                                                                      Depreciation   associates   operating
                                                    Total     Group            and    and joint     profit/
                                                 turnover  turnover   amortisation     ventures      (loss)
                                                     GBPm      GBPm           GBPm         GBPm        GBPm
Six months ended 30 September 2003
Continuing operations
Mobile telecommunications
                                   UK               1,717     1,651            314           (2)        164
                                   Germany            719       719            144            -         (35)
                                   Ireland            260       260             62            -          41

Total mobile telecommunications                     2,696     2,630            520           (2)        170
Mobile internet services           UK                  54        54             24            -         (49)
Other businesses                   UK                  50        50             11            -         (15)
Central overheads and adjustments                       -         -              -            -         (42)
Inter-segment eliminations                            (54)      (54)             -            -           -
                                                    2,746     2,680            555           (2)         64
Discontinued operations
Mobile telecommunications
      The Netherlands                                  48        48              1            -          (1)

Group total                                         2,794     2,728            556           (2)         63

Six months ended 30 September 2002
Continuing operations
Mobile telecommunications
                                   UK               1,539     1,472            283            2         111
                                   Germany            483       483            145            -        (144)
                                   Ireland            215       215             91            -         (20)

Total mobile telecommunications                     2,237     2,170            519            2         (53)
Mobile internet services           UK                  43        43             21            -         (58)
Other businesses                   UK                  35        35              8            -          (5)
Central overheads and adjustments                       -         -              1            -         (44)
Inter-segment eliminations                            (34)      (34)             -            -           -
                                                    2,281     2,214            549            2        (160)
Discontinued operations
Mobile telecommunications
      The Netherlands                                 127       127             57            -         (66)

Group total                                         2,408     2,341            606            2        (226)



2.    Segmental analysis continued

                                                                     Depreciation,                    Total
                                                                      amortisation    Operating   operating
                                                    Total     Group            and    profit of     profit/
                                                 turnover  turnover     impairment   associates      (loss)
                                                     GBPm      GBPm           GBPm         GBPm        GBPm

Year ended 31 March 2003
Continuing operations
Mobile telecommunications
                                 UK                  3,171    3,025          2,953            5      (2,111)
                                 Germany             1,060    1,060          5,006            -      (4,979)
                                 Ireland               442      442          1,488            -      (1,331)
Total mobile telecommunications                      4,673    4,527          9,447            5      (8,421)
Mobile internet services         UK                     93       93             49            -        (122)
Other businesses                 UK                     64       64             19            -         (23)
Central overheads and adjustments                        -        -              1            -         (87)
Inter-segment eliminations                             (73)     (73)             -            -           -
                                                     4,757    4,611          9,516            5      (8,653)
Discontinued operations
Mobile telecommunications
                        The Netherlands                263      263            121            -        (120)

Group total                                          5,020    4,874          9,637            5      (8,773)


3.      Net operating expenses
                                                           Continuing    Discontinued
                                                          operations      operations           Total
                                                                GBPm            GBPm            GBPm
Six months ended 30 September 2003
Group turnover                                                 2,680              48           2,728
Net operating expenses (including exceptional items)          (2,614)            (49)         (2,663)

EBITDA before exceptional items                                  621               -             621
Depreciation before exceptional items                           (448)             (1)           (449)
Amortisation                                                    (107)              -            (107)

Operating profit/(loss) before exceptional items                  66              (1)             65
Exceptional items                                                  -               -               -

Group operating profit/(loss)                                     66              (1)             65

Six months ended 30 September 2002
Group turnover                                                 2,214             127           2,341
Net operating expenses (including exceptional items)          (2,376)           (193)         (2,569)

EBITDA before exceptional items                                  387              (9)            378
Depreciation before exceptional items                           (371)            (34)           (405)
Amortisation                                                    (178)            (23)           (201)

Operating loss before exceptional items                         (162)            (66)           (228)
Exceptional items                                                  -               -               -

Group operating loss                                            (162)            (66)           (228)


3.         Net operating expenses continued
                                                          Continuing    Discontinued
                                                          operations      operations           Total
                                                                GBPm            GBPm            GBPm
Year ended 31 March 2003
Group turnover                                                 4,611             263           4,874
Net operating expenses (including exceptional items)         (13,269)           (383)        (13,652)

EBITDA before exceptional items                                  858               1             859
Depreciation before exceptional items                           (858)            (74)           (932)
Amortisation                                                    (358)            (47)           (405)
Operating loss before exceptional items                         (358)           (120)           (478)
Exceptional items                                             (8,300)              -          (8,300)

Group operating loss                                          (8,658)           (120)         (8,778)



4.      Exceptional items

The impairment review performed by the Group during the year ended 31 March 2003 resulted in an exceptional operating charge in respect of the Group's continuing businesses of GBP8,300 million. This comprised charges relating mainly to the impairment of UMTS licences and goodwill in O2 UK and O2 Germany (totalling GBP2,300 million and GBP4,700 million respectively) and the impairment of goodwill in O2 Ireland of GBP1,300 million.

On 14 April 2003, the Group announced that it had agreed the sale of its wholly-owned Dutch subsidiary, O2 Netherlands, to Greenfield Capital Partners, an independent private equity and corporate finance group with existing interests in the fixed telecoms sector, for EUR25 million cash. This sale was completed on 3 June 2003 and took the form of the sale of all the issued shares of O2 Netherlands.

In the year ended 31 March 2003, the Group recognised a provision for loss on disposal of O2 Netherlands of GBP1,364 million. This represented the impairment of the assets of O2 Netherlands, and goodwill relating to the original purchase of the stake in O2 Netherlands, down to their net recoverable amount which in this case was the sale proceeds less the estimated direct costs of disposal. The total loss on sale arising on completion was GBP1,369 million.

5.      Tax on loss on ordinary activities

                                                            Six months    Six months
                                                              ended 30      ended 30
                                                             September     September Year ended 31
                                                                  2003          2002    March 2003
                                                                  GBPm          GBPm          GBPm
United Kingdom             - current tax                            (1)           -              2
                           - deferred tax                           (1)          12            (68)
Overseas                   - current tax                             5            5              8
                           - deferred tax                            -            1              3

Tax charge/(credit) on loss on ordinary activities                   3           18            (55)


6.      Earnings/(loss) per share

Basic and diluted earnings/(loss) per share has been calculated by dividing the profit for the six months ended 30 September 2003 of GBP23 million (six months ended 30 September 2002: loss of GBP277 million; year ended 31 March 2003: loss of GBP10,148 million) by 8,670 million shares (30 September 2002: 8,670 million; 31 March 2003: 8,670 million), being the weighted average number of ordinary shares in issue during each period.

7.      Analysis of net debt

                                                                                              At 30
                                             At 1 April     Cash flow  Other non-cash     September
                                                   2003                     movements          2003
                                                  GBPm          GBPm             GBPm          GBPm
Cash at bank and in hand                            68           (27)               -            41
Current asset investments                          848            80               (1)          927
                                                   916            53               (1)          968
Debt due after one year                         (1,048)            -              (11)       (1,059)
Debt due within one year                           (27)            6               (3)          (24)
Obligations under hire purchase contracts         (390)            4                7          (379)
                                                  (549)           63               (8)         (494)

8.      Reconciliation of net cash flow to movement on net debt

                                                           Six months    Six months
                                                             ended 30      ended 30
                                                            September     September Year ended 31
                                                                 2003          2002    March 2003
                                                                 GBPm          GBPm          GBPm
(Decrease)/increase in cash in the period                         (27)           72            48
Management of liquid resources                                     80           (88)            3
Cash outflow from decrease in net debt                             10            40            47

Decrease in net debt resulting from cash flows                     63            24            98
Other non-cash movements                                           (8)          (16)          (30)

Decrease in net debt in the period                                 55             8            68
Net debt at beginning of period                                  (549)         (617)         (617)

Net debt at end of period                                        (494)         (609)         (549)


9.      Reconciliation of movements in shareholders' funds

                                                 Called up        Other   Profit and   Total equity
                                                     share     reserves         loss    shareholders
                                                   capital                   account           funds
                                                      GBPm         GBPm         GBPm            GBPm
At 1 April 2002                                          9       22,656       (3,831)         18,834
Retained loss for the year                               -            -      (10,148)        (10,148)
Reinstatement of goodwill previously written off to      -            -           47              47
reserves
Transfer from profit and loss account                    -      (10,569)      10,569               -
Currency translation differences                         -            -        1,333           1,333

At 31 March 2003                                         9       12,087       (2,030)         10,066
Retained profit for the period                           -            -           23              23
Transfer from profit and loss account                    -         (507)         507               -
Currency translation differences                         -            -           75              75

At 30 September 2003                                     9       11,580       (1,425)         10,164


Independent review report by the auditors to mmO2 plc

Introduction

We have been instructed by the company to review the financial information which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.

PricewaterhouseCoopers LLP                                     14 November 2003
Chartered Accountants
London

The maintenance and integrity of the mmO2 plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

APPENDIX: SECOND QUARTER KEY PERFORMANCE INDICATORS

1.         Customer numbers


                      Customers at  Customers at  Customers at  Customers at  Net additions  Customers at
                     30 September    31 December 31 March 2003  30 June 2003  during period 30 September
                              2002          2002                                                     2003
                             000's         000's         000's         000's          000's         000's
O2 UK
Pre-pay                      7,625         8,014         7,989         8,121            168         8,289
Post-pay                     3,824         3,938         4,061         4,187            147         4,334

Total                       11,449        11,952        12,050        12,308            315        12,623


O2 Germany
Pre-pay                      2,047         2,121         2,182         2,243             28         2,271
Post-pay                     2,243         2,455         2,630         2,794            186         2,980

Total                        4,290         4,576         4,812         5,037            214         5,251


O2 Ireland
Pre-pay                        836           876           889           903            (2)            901
Post-pay                       362           364           366           369              4            373

Total                        1,198         1,240         1,255         1,272              2          1,274


Manx
Pre-pay                         32            36            38            42              4             46
Post-pay                        21            21            21            21              -             21

Total                           53            57            59            63              4             67


MmO2 Group
Pre-pay                     10,540        11,047        11,098        11,309            198           11,507
Post-pay                     6,450         6,778         7,078         7,371            337            7,708

Total                       16,990        17,825        18,176        18,680            535           19,215


Pre-pay percentage           62.0%         62.0%         61.1%         60.5%          37.0%            59.9%
Post-pay percentage          38.0%         38.0%         38.9%         39.5%          63.0%            40.1%




2.         Average revenue per user(1) (ARPU) - GBP
3 months ended:                      30 September   31 December      31 March       30 June  30 September
                                             2002          2002          2003          2003          2003
                                              GBP           GBP           GBP           GBP           GBP

O2 UK (2)
12 month rolling
Pre-pay                                       112           117           121           128           133
Post-pay                                      505           503           503           504           508
Blended                                       238           243           247           254           259

Monthly average
Pre-pay                                        10            11            10            11            12
Post-pay                                       44            42            41            42            45
Blended                                        21            21            20            22            23

O2 Germany
12 month rolling
Pre-pay                                        82            81            83            87            90
Post-pay                                      331           335           341           353           363
Blended                                       210           212           219           229           239

Monthly average
Pre-pay                                         7             7             7             8             8
Post-pay                                       29            29            29            32            32
Blended                                        18            18            19            21            21

O2 Ireland
12 month rolling
Pre-pay                                       208           212           220           226           236
Post-pay                                      633           639           656           675           700
Blended                                       338           341           351           359           372

Monthly average
Pre-pay                                        18            18            19            20            22
Post-pay                                       56            53            57            60            65
Blended                                        30            29            30            32            34


(1) ARPU in all businesses includes revenue from inbound roaming.
(2) O2 UK ARPU includes Mobile Number Portability (MNP) revenue.

3.         Average revenue per user(1) (ARPU) - EURO
3 months ended:                      30 September   31 December      31 March       30 June  30 September
                                             2002          2002          2003          2003          2003
                                              EUR           EUR           EUR           EUR           EUR

O2 Germany
12 month rolling
Pre-pay                                       132           129           129           131           133
Post-pay                                      530           533           531           535           538
Blended                                       336           338           340           348           354

Monthly average
Pre-pay                                        11            11            10            11            12
Post-pay                                       45            45            43            46            46
Blended                                        29            29            28            30            31

O2 Ireland
12 month rolling
Pre-pay                                       333           337           342           342           349
Post-pay                                    1,015         1,017         1,022         1,024         1,037
Blended                                       542           543           546           545           551

Monthly average
Pre-pay                                        29            29            28            28            31
Post-pay                                       88            83            85            85            92
Blended                                        47            45            45            45            49

Euro rates
Quarterly                                  1.5736        1.5709        1.4939        1.4248        1.4310
Annually                                   1.6024        1.5914        1.5569        1.5166        1.4802



(1) ARPU in all businesses includes revenue from inbound roaming.

4.    Voice minutes of use (mou) - blended monthly average(1)


12 months ended:                                                            31 March          30 September
                                                                                2003                  2003

O2 UK                                                                            107                   115
O2 Germany                                                                       109                   113
O2 Ireland                                                                       188                   192

(1) Includes total incoming and billable outgoing minutes.


5.      Data as percentage of service revenues

3 months ended:        30 September    31 December       31 March        30 June   30 September
                               2002           2002           2003           2003           2003
                                  %              %              %              %              %

O2 UK                          15.3           17.4           19.4           18.3           19.4
O2 Germany                     18.1           19.7           21.0           18.2           19.1
O2 Ireland                     14.1           15.7           17.4           16.1           18.4
O2 Group                       15.8           17.8           19.6           18.1           19.2


6.         SMS messages


3 months ended:                  30 September    31 December       31 March        30 June   30 September
                                         2002           2002           2003           2003           2003
                                      million        million        million        million        million

O2 UK                                   1,302          1,512          1,688          1,729          1,861
O2 Germany                                313            361            365            405            423
O2 Ireland                                224            260            294            280            272
Manx                                        7              8              8              8             21
O2 Group                                1,846          2,141          2,355          2,422          2,577
Growth                                  +4.2%         +16.0%         +10.0%          +2.8%          +6.4%

mmO2 Contacts:
Richard Poston                               David Boyd
Director, Corporate Communications                Head of Investor Relations
mmO2 plc                                          mmO2 plc
richard.poston@o2.com                             david.boyd@o2.com
t: +44 (0)1753 628039                        t: +44 (0)1753 628230

David Nicholas                               Simon Gordon
Head of Media Relations                           Press Relations Manager
mmO2 plc                                          mmO2 plc
david.nicholas@o2.com                             simon.gordon@o2.com
t: +44 (0) 771 575 9176                      t: +44 (0)771 007 0698



mmO2 press office: 01753 628402


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com


(end)




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 17 November, 2003                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary